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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Santa Fe Gold Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

80201E108
(CUSIP Number)

December 23, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[x] Rule 13d-1(c)

[  ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 80201E108	13G	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SULANE HOLDINGS INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
INSTRUCTIONS)

(a) [ ]
(b)
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

14,957,360*
	6	SHARED VOTING POWER

NONE*
	7	SOLE DISPOSITIVE POWER

14,957,360*
	8	SHARED DISPOSITIVE POWER

NONE*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,957,360*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
INSTRUCTIONS)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

15.8%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO – CORPORATION

*See Item 4 (a) below

Item 1. (a)                   Name of Issuer

Santa Fe Gold Corporation

Item 1. (b)                   Address of Issuer’s Principal Executive Offices

1128 Pennsylvania NE, Suite 200
Albuquerque, NM 87110
United States of America

Item 2. (a)                   Name of Person Filing

Sulane Holdings Inc.

Item 2. (b)                   Address of Principal Business Office or, if None, Residence

ATU General Trust (BVI) Limited 3076 Sir Francis Drake’s Highway P.O. Box 3463 Road Town, Tortola British Virgin Islands

Item 2. (c)                   Citizenship

British Virgin Islands

Item 2. (d)                   Title of Class of Securities

Common Stock

Item 2. (e)                   CUSIP Number

80201E108

Item 3.

Not applicable.

Item 4.                   Ownership

The securities reported herein are beneficially owned by Sulane Holdings, Inc. (“Sulane”).

(a)	Amount beneficially owned: 14,957,360 Shares of Common Stock.

(b)	Percent of class: 15.8

See Row 11 of each of the attached cover pages.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of each of the attached cover pages.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of each of the attached cover pages.

(iii)	Sole power to dispose or to direct the disposition:

See Row 7 of each of the attached cover pages.

(iv)	Shared power to dispose or to direct the disposition:

See Row 8 of each of the attached cover pages.

Item 5.                   Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.                   Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.                   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.                   Identification and Classification of Members of the Group

Not applicable.

Item 9.                   Notice of Dissolution of Group

Not applicable.

Item 10.                 Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 30, 2011

SULANE HOLDINGS INC.

By: /s/ Dr. Werner Keicher
Name: Dr. Werner Keicher
Title: Director